www.linkedin.com/in/philnalwaker
(LinkedIn)

Top Skills

Linux
Software Development
Java

Phillip Nalwalker

Software Development Leader
San Marcos, California, United States

Summary

Software development leader with over 20 years of success planning, monitoring, and driving on-time and within budget delivery of complex technology, business, and process improvement solutions.

Have delivered over 30 multi-million dollar, large-scale solutions, managing teams as large as 100 engineers.

A polyglot, full stack engineer with experience in managing all aspects of the software development life cycle (SDLC) from initial capture of requirements through development, testing, delivery, and enhancement. Skilled in building, training, and mentoring high-performing teams in consistently delivering strategic software projects. Equally strong in ensuring compliance with FDA, HIPAA, and design control guidelines.

Known for building bridges between technology and business divisions to eliminate historic conflicts, improve understanding and cooperation, and drive overall project results.

Demonstrated strength in introducing and leading the adoption of standards and best practices across the entire project life cycle that have enhanced the alignment of technology investments with business and regulatory requirements.

Experience

Intuit
7 years 11 months

Staff Software Engineer
October 2020 - Present (5 years 2 months)

Modern SaaS Platform

Staff Software Engineer
January 2018 - October 2020 (2 years 10 months) San Diego, California

Intuit Identity Platform

Eagle Cathedral City
CEO
May 2025 – Present

GoFundMe
Senior Site Reliability Engineer
May 2017 - November 2017 (7 months)
San Diego, CA

Responsible for operational reliability of all GoFundMe's infrastructure. Migrated all GoFundMe services from EC2 to Kubernetes. As part of this effort I determined the Kubernetes migration strategy, wrote all of the Ansible, Python, Terraform, and Kubernetes YAML, and executed all integration and performance tests.

Walmart Labs
Senior Principal Software Engineer March
2016 - March 2017 (1 year 1 month) Carlsbad, CA

Led effort migrating the entire walmart.com homepage infrastructure from Joyent VMs to Kubernetes on OpenStack and Splunk to Graylog resulting in millions in cost savings.
- Worked cross functionally with the Customer Experience, Infrastructure, and DevOps teams to create a migration strategy plan and execute on it, where I wrote all of the Ansible to provision 300+ Kubernetes OpenStack VMs and all the Kubernetes deployment YAMLs. This saved Walmart millions in Joyent costs.
- Took over a stalled effort migrating from Splunk to Graylog, managing the migration of data and training of engineers on using Graylog, leading it to success. Completion of this effort resulted in Walmart saving millions in Splunk costs.

Annai Systems
Director, Software Engineering August
2015 - March 2016 (8 months) Carlsbad, CA

Hired to take over for another director to move a stalled effort to build a system for clinical genomic variants forward. Managed full stack developers, Devops, big data, and test engineers. Built data ingestion logic using Spark Streaming and Scala to load genomic sequencing data into Accumulo for clinical analysis.

Lytx Inc.
Director, Software Engineering
January 2015 - July 2015 (7 months)
San Diego

Managed full stack engineers and managers including a team of off-shore resources. Developed Lytx's software modernization engineering roadmap by collaborating with other directors, senior management, and a team of architects. Worked with managers to create and execute a strategy to decompose monolith services, introducing concepts such as a microservice chassis, Docker, NoSQL data stores, and microfrontends.

Illumina
Senior Manager, Engineering
June 2007 - January 2015 (7 years 8 months)
San Diego, CA

Led teams of software engineers to build instrument control software for DNA sequencers and cloud based apps for the processing of genomic big data.
- I was the software core team lead on every major DNA sequencer project since Illumina started producing DNA sequencers.
- I worked with chemists, mechanical engineers, optical engineers, marketing to write multi-threaded .NET applications to control cameras, lasers, motors, fluidics, and provide a touch screen user interface for controlling the DNA sequencers. The framework I built accelerated the construction of DNA sequencer software.
- Met with Illumina's C-level executives quarterly to report the status of the software implementation for major DNA sequencing efforts.
- Worked with a clinical geneticist and one other software engineer to build a system for the curation of novel genomic variants and put it into production in less than three months.
- Led the first project at Illumina to build a commercial system for the curation of novel genomic variants following strict FDA design control guidelines. I led not only from a people perspective, but I led from a technology perspective introducing AngularJs, Java microservices, automated builds using Jenkins, AWS, RabbitMQ, and ElasticSearch.

InnovaSystems
Principal
June 2006 - June 2007 (1 year 1 month)

Worked on a software project for the US Navy for defense readiness and reporting. This system was used by the entire US Navy for readiness and reporting.

Avanade
Principal
January 2000 - June 2006 (6 years 6 months)

Designed and led multiple consulting efforts including the creation of a market offering to process business taxes. Led a team of architects on a 100+ person team for multiple years, designing and building mortgage underwriting software for a major bank. All of these efforts used .NET and SQL Server.

marchFIRST
Principal
December 1998 - January 2000 (1 year 2 months)
Phoenix, AZ

Consultant building websites.

Inacom
Senior Software Engineer
July 1997 - December 1998 (1 year 6 months)
Phoenix, AZ

Built and maintained intranet site.

Education

Arizona State University
Computer Systems Engineering · (1996 - 1997)